Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II Commission File No. 001-40246

Bloomberg Transcript 9/28/21

•	Full interview

(https://s3.amazonaws.com/TVEyesMediaCenter/UserContent/225985/15900644.2359/CABNN_09-28-2021_17.43.47.mp4

•	Bloomberg (https://www.bloomberg.com/news/videos/2021-09-28/nextdoor-ceo-on-the-importance-of-neighborhood-connections-video)

•	Youtube (https://www.youtube.com/watch?v=p6QtgmPA3UM)

[Emily]: Well over the last year and a half many of us have gotten to know our neighbors a bit better as we worked and schooled from home. So it’s not surprising that data shows 35% of friendships are actually made in neighborhoods more than at work and school. And there’s no question that your community may be more important now than ever. One company that’s learning a lot about how we interact with our neighbors is Nextdoor which has just released results of a global survey underscoring the importance of neighborhood connections. The hyperlocal community platform is now in 11 countries and 1 out of every 3 US households uses their network. With me now is Nextdoor’s CEO Sarah Friar. Sarah those numbers are big and getting bigger and I’m so curious i know it’s national neighbor day today. in the last year, what kind of growth and trends have you seen in terms of how neighbors are now using the platform?

[Sarah]: thank you, emily. happy national neighbor’s day. This actually kicks off a whole month of celebration for us. So we are quite excited to get neighbors posting on the platform all about why they love their neighborhood. in terms of what we are learning, you are dead on. people are actually much more intuned to local. the survey we just released showed 61% of people say that neighborhood is the place they want to build community. 72% want to support a local business. 58% say they have a renewed appreciation for their neighborhood as they are doing much more work from home, for example.

[emily]: you are in 11 countries. tell us about how what you are seeing in the u.s. compares to how neighbors in other parts of the world are turning to nextdoor

[sarah]: frankly there’s a lot more similarities than differences. We are in 11 countries but as I look across the globe, actually in anticipation in kicking off neighbor month we’ve been doing some really good good neighbor awards in australia, u.k., and the netherlands. And the stories are very similar about how people have come together to give and to get help. We know that during the pandemic in particular, people looked to those nearby them. there was tremendous power in proximity. But it’s the same wherever you go. australia is hopefully about to come out of a pretty gnarly lockdown. those neighbors have been keeping each other cheerful, making sure the elderly, those who might be more immunocompromised are being looked after. If you look at a country like the u.k. is much more focused on local business right now. the trends are more similar than different, which is great to hear from all of us who care about the neighborhood.

[emily]: the fbi just came out with some new startling statistics about crime . property crime is down. violent crime is up. murder is way up almost by 30%. and im curious if you are seeing any on the platform that adds additional context to those numbers?

[sarah]: we’re definitely not seeing a lot that would suggest there is more crime broadly speaking. we do know that safety is an important part of any neighborhood and neighbors will often use nextdoor to ensure they are feeling safe. package thefts would come on that list. More broadly in terms of trends are more neighbors are moving. about one in three on the platform actually moved last year. they are moving out of urban areas, into suburban areas. that’s much more about quality of life, access to green spaces, maybe less about security. we know that neighbors are doing more around their homes. those are the type of trends we are picking up on. That does mean there are brands that are endemic to the platform around things like home services and home security that do very well. nothing as extreme as the fbi stats. i’m very sorry to hear those in fact.

[emily]: staying on the crime beat for just another moment, the gabby petito case has taken the u.s. by storm, and her parents have thanked folks on social media for helping to advance the case. when it comes to nextdoor, there’s been this concern about the rise of digital vigilantism. what’s your take on that, given that there can be positive results, but the pendulum can also swing in the wrong direction?

[sarah]: it’s something you have to take incredibly serious. i always say nextdoor was founded on trust. it begins with real people at a real address. a lot of the trolling you might see on other platforms is much harder to do when you are that real person and you might show up in a local coffee shop right next to them. people are on better behavior. we are a guideline-driven platform. one of the things we instigated over the last year was the good neighbor pledge. So that as you join or if you haven’t gone through it you are reminded to be helpful, be respectful, not to discriminate. of course, there’s lots of places we can use technology to slow people down. we did this with kindness reminders that i’ve talked to you about before, but, more recently, we have launched things like antiracism reminders. we’ve used it for covid-19 misinformation reminders. we’ve also wanted to make sure overall that if someone does report, that it’s going not just to the neighbors in the neighborhood that might review, but it can come into our nextdoor reviewer as well. that neighborhood team is incredibly important for local context. i’m really happy to say the team has gotten much bigger over the last couple of years. we just launched a new team member, called the welcome team member, to actually welcome neighbors to the neighborhood. that’s all about setting the right tone.

[emily]: last quick question. you just had your investor day. You have a SPAC coming up when’s that going to happen and how big is that going to be?

[sarah]: Sure, we announced it in early july. we are now in the De SPAC process. we had a great investor day. we raised our guidance. we raised revenue growth rate to 47% from 44%. And for next year, 40% growth again. So hyper growth platform at scale. In terms of when we de SPAC we are continuing to move through the s.e.c. process. we are feeling really upbeat about it at the moment. And watch the space for when the ticker KIND will finally be ready to go on the new york stock exchange.

[emily]: we are watching that space. sarah friar, CEO of Nextdoor great to have you back here on the show good luck

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Khosla Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSB from time to time with the U.S. Securities and Exchange Commission (“SEC“). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB has filed a proxy statement with the SEC. The proxy statement will be sent to the stockholders of KVSB. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about KVSB’s directors and executive officers and their ownership of KVSB’s securities is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.